TEXAS INDUSTRIES, INC.

1341 W. Mockingbird Lane

Dallas, TX 75247

December 13, 2010

Ms. Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.W. Washington, D.C. 20549	VIA EDGAR

Re:	Texas Industries, Inc. Registration Statement on Form S-4 Filed October 4, 2010 File No. 333-170217

Dear Ms. Long:

On behalf of Texas Industries, Inc. and in connection with the filing of Amendment No. 1 to the above referenced registration statement, Texas Industries has the following responses to the SEC staff’s comments contained in its letter dated November 15, 2010. Texas Industries’ responses are numbered to correspond to the numbers used to designate the staff’s comments in its letter.

Signatures, page II-27

1.	Please revise the signature page to identify the Principal Accounting Officer of TXI Power Company.

The signature page has been revised to identify the Principal Financial Officer. The Principal Accounting Officer was already identified, but the Principal Financial Officer had been inadvertently omitted.

Signatures, page II-28

2.	We note that two individuals are designated as the Principal Financial Officer of TXI Riverside Inc. Please revise the signature page to clarify whether these officers are co-principal financial officers or otherwise clarify the signature page to indicate who has signed the registration statement on behalf of TXI Riverside Inc. in the capacity of its principal financial officer.

The Principal Executive Officer was also mistakenly shown as a Principal Financial Officer. The page has been corrected.

Item 22. Undertakings, page II-5

3.	Please delete the undertakings set forth in paragraphs (c) and (d), as they do not appear to be applicable to your transaction.

Paragraphs (c) and (d) have been deleted.

4.	Please tell us why you have not included the undertaking required by Item 512(a)(5)(ii) of Regulation S-K (i.e., the Rule 430C undertaking) or, alternatively, please add this undertaking to your undertakings disclosure.

The undertaking required by Item 512(a)(5)(ii) of Regulation S-K has been added as a new paragraph (c).

In addition to the changes noted above, we have updated our disclosure on pages 18-20 as a result of recent events.

Please direct any questions or additional comments regarding the registration statement and this letter to the undersigned at (972) 647-6742, or to Joe Dannenmaier of Thompson & Knight LLP at (214) 969-1393.

Respectfully submitted,

/s/ Frederick G. Anderson

Frederick G. Anderson

Vice President and General Counsel

Texas Industries, Inc.

Courtesy copy to:

Errol Sanderson